PALFINGER

EINSCHREIBEN

RECEIVED

2006 AUG 22 P 5:00

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34843

U.S. Securities and
Exchange Comission
Office of Filings and Information Services

100 F Street, NE
USA - Washington , DC 20549

06016251

SUPPL

16. August 2006

Re: Rule 12g3-2(b) Exemption
PALFINGER AG; Franz.-Wolfram-Scherer-Straße 24, A-5101 Bergheim, Austria

Dear Sir or Madam ,

Attached please find our company report (1st HY 2006) and the adhoc announcement of 10. August 2006
The exact information of registration can be taken from the attached copy print.

If any further information is needed from your side please feel free to contact me, and please let me know if sending this data by e-mail is requested.

PALFINGER AG
Anton Graf

F.W.Schererstraße 24-28
5101 Salzburg-Bergheim
Tel.: +43(0)662 4684 2275
Fax: +43(0)662 4684 109
mailto:a.graf@palfinger.com
http://www.palfinger.com

www.palfinger.com
PALFINGER
PALFINGER AG
F.-W.-Scherer-Straße 24-28
A-5101 Bergheim-Salzburg/Austria
Tel. +43 (0)662 46 84-0, Fax +43 (0)662 45 00 84
E-mail: info@palfinger.com

i. A.

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

-----BEGIN PRIVACY-ENHANCED MESSAGE-----
Proc-Type: 2001,MIC-CLEAR
Originator-Name: webmaster@www.sec.gov
Originator-Key-Asymmetric:
MFgwCgYEVQgBAQICAf8DSgAwRwJAW2sNKK9AVtBzYZmr6aGjlWyK3XmZv3dTINen
TWSM7vrzLADbmYQaionwg5sDW3P6oaM5D3tdezXMm7z1T+B+twIDAQAB
MIC-Info: RSA-MD5,RSA,
KskPua8vGVy+Qf7DeW9aHeIgBKzYyw2T/37xk7z3BeU2420/udo9hDeJkFKyGWve
1ucONb3jh7bqufmlNKuAhA==

RECEIVED
2006 AUG 22 P 5:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

<SEC-DOCUMENT>9999999997-06-017860.txt : 20060503
<SEC-HEADER>9999999997-06-017860.hdr.sgml : 20060503
<ACCEPTANCE-DATETIME>20060503101123
<PAPER>

ACCESSION NUMBER:	9999999997-06-017860
CONFORMED SUBMISSION TYPE:	ARS
PUBLIC DOCUMENT COUNT:	1
CONFORMED PERIOD OF REPORT:	20051231
FILED AS OF DATE:	20060502
DATE AS OF CHANGE:	20060503
EFFECTIVENESS DATE:	20060502

FILER:

COMPANY DATA:

COMPANY CONFORMED NAME:	PALFINGER AG
CENTRAL INDEX KEY:	0001310883
STANDARD INDUSTRIAL CLASSIFICATION:	UNKNOWN SIC - 8880 [8880]

FILING VALUES:

FORM TYPE:	ARS
SEC ACT:	1934 Act
SEC FILE NUMBER:	082-34843
FILM NUMBER:	06013025

BUSINESS ADDRESS:

STREET 1:	FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY:	A-5101 BERGHEIM/SALZBURG
STATE:	C4
ZIP:	00000

MAIL ADDRESS:

STREET 1:	FRANZ-WOLFRAM-SCHERER-STRABE24-28
CITY:	A-5101 BERGHEIM/SALZBURG
STATE:	C4
ZIP:	00000

</SEC-HEADER>
<DOCUMENT>
<TYPE>ARS
<SEQUENCE>1
<FILENAME>9999999997-06-017860.paper
<DESCRIPTION>AUTO-GENERATED PAPER DOCUMENT
<TEXT>
This document was generated as part of a paper submission.
Please reference the Document Control Number 06013025 for access to the original
</TEXT>
</DOCUMENT>
</SEC-DOCUMENT>
-----END PRIVACY-ENHANCED MESSAGE-----

PALFINGER

Ad hoc INFORMATION

PALFINGER achieves record results again

- Revenue increased by 13.8%
- EBIT of EUR 39.0m
- Cranes business remains driving force

In EURm	1 HY 2006	1 HY 2005	1 HY 2004
Revenue	289,004	253,853	190,604
EBITDA	45,777	42,517	22,858
EBIT	39,015	37,233	17,168

Bergheim/Salzburg, 10 August 2006

In the first half of 2006, PALFINGER increased revenue to EUR 289.0m, a 13.8% increase compared to the previous-year period. Compared to previous year, EBIT rose from EUR 37.2m to EUR 39.0m, equivalent to an EBIT margin of 13.5 percent.

Ratcliff Palfinger Ltd. acquired in 2005 contributed EUR 13.1m to the total revenue increase of EUR 35.2m. Compared to previous year, consolidated net profit for the period increased by 3.4% to EUR 28.5m; equivalent to earnings per share of EUR 3.23. The high equity ratio of 54.3% underlines PALFINGER's financial strength and provides a solid foundation for further growth.

In Europe, positive economic development in industries relevant for PALFINGER contributed to the company's good performance. Revenue rose by 14.4% to EUR 255.3m. As a result of increased sales volumes, market penetration in Mexico, and the strong Brazilian Real, revenue in North and South America increased by 9.6% to EUR 33.7m.

The CRANES segment is marked by high capacity utilization; bottlenecks in materials supply impeded even better results. Revenue in the Hydraulic Systems and Services segment was increased by 21.6% to EUR 86.9m. EBIT declined from EUR –2.2m in the previous-year period to EUR –3.0m.

PALFINGER has set a solid foundation for the second half of 2006 and another record year. The focus in the months ahead is on activities to improve availability of materials, to increase capacity utilization, and to realize existing potentials to improve the performance of Hydraulic Systems.

For further information:

Hannes Roither, PALFINGER AG
Company spokesman
Phone +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Phone +43 662 46 84-2275
a.graf@palfinger.com

PALFINGER

Adhoc – INFORMATION

PALFINGER erzielt erneut Rekordergebnis

- Umsatz um 13,8% gesteigert
- EBIT von 39,0 Mio EUR
- Krangeschäft weiterhin treibende Kraft

in Mio EUR	1.HJ 2006	1.HJ 2005	1.HJ 2004
Umsatz	289.004	253.853	190.604
EBITDA	45.777	42.517	22.858
EBIT	39.015	37.233	17.168

Bergheim/Salzburg, am 10. August 2006

Im ersten Halbjahr 2006 konnte PALFIGNER den Umsatz gegenüber dem Vergleichszeitraum des Vorjahres um 13,8% auf 289,0 Mio EUR steigern. Das EBIT konnte im Vergleich zum Vorjahr von 37,2 Mio EUR auf 39,0 Mio EUR erhöht werden, das einer EBIT-Marge von 13,5% entspricht.

Die 2005 akquirierte Ratcliff Palfinger Ltd. trug mit 13,1 Mio EUR zum Umsatzzuwachs von 35,2 Mio EUR bei. Das Konzernergebnis ist gegenüber dem Vergleichszeitraum des Vorjahres um 3,4% auf 28,5 Mio EUR gestiegen, das entspricht einem Gewinn pro Aktie von 3,23 EUR. Die hohe Eigenkapitalquote von 54,3% unterstreicht die Finanzkraft von PALFINGER und bildet die Basis für weiteres Wachstum.

In Europa profitierte PALFINGER von der guten Wirtschaftsentwicklung der Absatzbranchen. Der Umsatz stieg um 14,4% auf 255,3 Mio EUR an. Aufgrund höherer Absatzzahlen, der Marktdurchdringung in Mexiko und des starken Brasilianischen Reals stieg in Nord- und Südamerika der Umsatz um 9,6% auf 33,7 Mio EUR.

Die Produktionsstätten des Segmentes KRANE sind ausgelastet und die Engpässe in der Materialverfügbarkeit verhinderten einen noch größeren Erfolg. Das Segment Hydraulische Systeme und Services steigerte den Umsatz um 21,6% auf 86,9 Mio EUR. Das EBIT sank von –2,2 Mio EUR im Vergleichszeitraum des Vorjahres auf –3,0 Mio EUR.

Für das 2. Halbjahr hat sich PALFINGER eine gute Basis für ein weiteres Rekordjahr gesichert. Schwerpunkte der nächsten Monate sind Aktivitäten zur Verbesserung der Materialverfügbarkeit, der Kapazitätserweiterungen und die Nutzung der vorhandenen Potenziale zur Ergebnisverbesserung bei den Hydraulischen Systemen.

Rückfragehinweis: Hannes Roither, PALFINGER AG
Unternehmenssprecher
Tel. +43 662 46 84-2260
h.roither@palfinger.com

Anton Graf, PALFINGER AG
Investor Relations
Tel. +43 662 46 84-2275
a.graf@palfinger.com

Report of the First Half of 2006

We are still growing.



PALFINGER

Financial highlights of PALFINGER [1)]

EUR'000	HY1 2006	HY1 2005	HY1 2004	HY1 2003	HY1 2002
Income statement					
Revenue	289,004	253,853	190,604	166,822	165,765
EBITDA	45,777	42,517	22,858	20,911	20,763
EBITDA margin	15.8 %	16.7 %	12.0 %	12.5 %	12.5 %
Profit from operations (EBIT)	39,015	37,233	17,168	14,964	14,921
EBIT margin	13.5 %	14.7 %	9.0 %	9.0 %	9.0 %
Profit before tax	39,025	37,372	16,012	14,427	13,556
Consolidated net profit for the period	28,450	27,513	11,081	9,597	8,439
Balance sheet					
Total assets	393,178	343,458	297,229	278,757	292,990
Non-current assets	146,180	128,337	115,776	117,230	130,152
Liabilities	179,815	165,397	155,790	145,499	165,497
Capital and reserves	213,363	178,062	141,438	131,645	127,493
Equity ratio	54.3 %	51.8 %	47.6 %	47.2 %	43.5 %
Net debt owed	23,271	30,788	32,853	45,735	62,925
Gearing	10.9 %	17.3 %	23.2 %	34.7 %	49.4 %
Cash flow and investment					
Cash flows from operating activities	33,267	16,162	12,490	18,002	20,849
Free cash flow	28,339	10,405	7,464	13,777	14,906
Investment in property, plant, and equipment	7,382	6,321	4,988	6,206	6,008
Depreciation and amortization	6,762	5,284	5,690	5,947	5,842
Payroll					
Average annual payroll [2]	3,388	2,911	2,464	2,268	2,273
Value					
Net Working Capital (at balance sheet date)	93,184	82,958	60,480	65,327	66,319
Capital Employed (at balance sheet date)	238,118	208,850	174,666	177,611	190,418

1) Previous years' figures were adjusted according to changes in IFRS 3.

2) Staff of consolidated Group companies excluding investments consolidated at equity, as well as apprentices, loaned personnel and part-time employees.

Cover: **Olaf Mulder**, Palfinger dealer in Spain

Economic background

Growth of the global economy, the increasing speed of production growth of goods and services, and volume increases of global export transactions continued during the first half of 2006, affecting practically all regions of the world, especially North America and Asia, with Japan, China, and India as growth motors.

Economic growth also accelerated in the Eurozone, in Germany also because of pre-emptive effects in the wake of tax increases in 2007.

Increased consumption owing to a strong currency and declining inflation rates have greatly improved the economy of Brazil.

Once again, the US dollar depreciated slightly against the Euro, with EUR/US dollar prices rising significantly above 1.25 and approaching 1.28. The value of the Brazilian Real was affected by significant fluctuations and appreciated against the Euro from 2.7 to 2.8.

After the highly successful first four months, worldwide equity indices have entered a period of correction owing to increasing apprehension of inflation, a decline of the US economy, and high raw materials prices.

Oil prices have increased by more than 60 percent since January 2005 to almost 75 US dollars per barrel. Expert forecasts predict further price increases to more than 90 US dollars per barrel until the end of the year. Demand for raw materials in China remains unchanged at a high level. The inflation rate in the Eurozone stood at 2.5 percent at the end of June, significantly above the target mark of 2 percent. Increased interest rates are to curb tendencies of inflation. While the US Federal Reserve is expected to end to interest rate hikes in the near future, the ECB is likely to raise rates several times in the months ahead.

Performance of PALFINGER

Performance of PALFINGER in the second quarter and the entire first half of 2006 is in line with the guiding principle of our 2005 Annual Report, "We have grown quite significantly". In the first two quarters, revenue rose by EUR 35.2m or 13.8 percent to EUR 289.0m. After EBIT was doubled last year to EUR 37.2m, this value was surpassed again with EUR 39.0m, equivalent to an EBIT margin of 13.5 percent. Thus, the results of the first half of 2006 mark the most successful first half year in corporate history.

Especially in the CRANES segment, PALFINGER was able to benefit from positive economic impulses. Ratcliff Palfinger Ltd. acquired in the third quarter of 2005 contributed EUR 13.1m to the total revenue increase of EUR 35.2m.

Most of the growth in the first half of 2006 is attributable to the company's core business CRANES in Europe and high capacity utilization in the product groups. Supply bottlenecks of raw materials impeded even better results. Increasingly higher materials prices over the course of 2005, which were gradually and selectively transmitted to markets, resulted in a slight decrease of margins in the CRANES segment. Shifts to higher performance classes positively affected results. The focus of activities remains on increasing process efficiency and effectiveness, and thus increasing profitability in all Areas and product divisions.


EUR'000
Business development / Revenue
HY1 2006
HY1 2005
HY1 2004
289.004
253.853
190.604
0
50.000
100.000
150.000
200.000
250.000
300.000

Record revenue achieved is the result of rigorous implementation of PALFINGER's internationalization, diversification, and innovation strategies. The profitable development of the CRANES business in Europe attributable to high performance classes and a wealth of variations in fittings are reinforced by growth in North America and increasing market penetration of PALFINGER cranes in South America. As usual, results of the first half of 2006 in Brazil were marked by seasonal effects caused by holidays and the carnival. Disproportionate growth was recorded in Eastern Europe and Scandinavia. EPSILON also successfully continued on its road of growth, most recently by entering the offroad business with the presentation of eight new, state-of-the-art cranes for forwarder and yarding vehicles. Revenue and earnings in Services also increased significantly compared to previous year. Nearly all product groups contributed to the revenue increase .

EUR'000 **Business development / EBIT**


HY1 2006
HY1 2005
HY1 2004
39.015
37.233
17.168
0
10.000
20.000
30.000
40.000

Outstanding order books, as well as reduced availability of materials again pushed some locations to the limits of capacity utilization. This development was counteracted with appropriate investments at affected plants. At the same time, the Global Sourcing Initiative was further reinforced, lean activities were continuously intensified based on PALFINGER RAP ("Rapid Processing"), and strategic projects and initiative bundled in the E^2 program to increase efficiency and effectiveness. Reorganization of management teams in North America, the Area Asia & Pacific, and at Guima Palfinger also greatly contributed to positive development.

Group assets, finances, and earnings

Development of assets, finances, and earnings at PALFINGER in the first half of 2006 was again based mainly on revenue increases and high capacity utilization in the product divisions.

Compared to the same previous-year period, revenue was increased by EUR 35.2m to EUR 289.0m. Owing to this increase and consolidation of Ratcliff Palfinger Ltd. from August 1, 2005, net working capital rose to EUR 93.2m (6/2005: EUR 83.0m; 12/2005: EUR 88.2m). Investment in property, plant, and equipment of EUR 7.4m was mostly made up of necessary additions to capacity and rationalization investments owing to productivity increases. Capital Employed at balance sheet date was EUR 238.1m (6/2005: EUR 208.9m; 12/2005: EUR 233.7m).

The cash flow statement and the gearing ratio are indicators of the operative and financial strength of PALFINGER. In the reporting period, operative cash flows stood at EUR 33.3m after EUR 16.2m in the previous-year period. Besides cash-effective investments amounting to EUR 6.1m, dividends were financed in the amount of EUR 15.9m. Free cash flows were EUR 28.3m after EUR 10.4m in the second quarter of 2005. The gearing ratio again reached a historic low at 10.9 percent (6/2005: 17.3 percent; 12/2005: 18.1 percent), underlining PALFINGER's financial strength with an equity ratio of 54.3 percent, and providing a solid foundation for further profitable growth.

Other events

In Austria, the merger of Palfinger Europe GmbH and Palfinger Produktionstechnik GmbH was implemented with GPS Reloaded.

Palfinger Asia Pacific Pte. Ltd. was founded in Singapore in Asia.

In the first half, implementation of the steel construction project at the Lengau / Austria plant began as well as layout planning for Cherven Brjag in Bulgaria. Investments for capacity expansion – with focus on a new center for large components in Maribor / Slovenia – were accelerated. Expansion and rationalization investments are going to further improve process stability, process quality, and flexibility. Human resource development was promoted in the scope of RAP/lean initiatives.

Investor relations were further reinforced in the second quarter of 2006. Highlights included road shows in Europe and North America. Numerous conference calls with investors and analysts underline the keen interest in the PALFINGER share. Since the beginning of the year, the share price has increased by 13 percent to EUR 72.33.

PALFINGER has received a number of awards for outstanding performance and the 2005 Annual Report, such as the Shareholder Value Award of the Austrian economic trade magazine FORMAT, and in the scope of the 2005 Vision Award of the League of American Communications Professionals (LACP) and the Annual Report Competition Award (ARC) of MerComm Inc. The 2005 Sustainability Report was published in July.

Performance by region

Positive development of PALFINGER remains based on the performance of the segment **Europe and the Rest of the World**. The impending transition from the EURO 3 vehicle emission standard to EURO 4 in October 2006 and the introduction of digital speedometers significantly contributed to growth, along with positive economic development in industries relevant for PALFINGER. While fiscal incentives promote adjustment measures of trucks until EURO 5 (in force from October 2009) in long-distance traffic, thus modifying costs, PALFINGER products in short-distance traffic have been profiting from increased orders based on EURO 3, especially markets in Germany, Scandinavia, and Eastern Europe.

In Europe, mainly Spain, France, Germany, Sweden, and Denmark greatly contributed to revenue growth. Positive development in these markets remains due to increased sales of CRANES and EPSILON products.

Compared to the previous-year period, revenue in this segment increased from EUR 223.1m by 14.4 percent to EUR 255.3m. EBIT was increased by 6.9 percent compared to the same period in 2005 to EUR 38.3m. Increased materials costs and investments in process stability, flexibility, and diversification resulted in a decrease of the EBIT margin from 16 to 15 percent.

In the segment **North and South America**, revenue rose by 9.6 percent from EUR 30.7m to EUR 33.7m. Especially the appreciation of the Brazilian Real by 25 percent and increased crane sales in North America contributed to good revenue development. After a negative result in the second half of 2005, EBIT in the first half of 2006 in this segment was positive again at EUR 0.7m.

In North America, highlights include the successful penetration of the Mexican market thanks to the new dealer structure, and positive effects owing to increased market growth in the USA, also because of the impending transition to the US 07 standard, combined with reinforced dealer support and servicing of key accounts.

Market acceptance of PALFINGER cranes was further increased In South America and the stabilization and optimization program was continued. Sao Paolo / Brazil is now a central sales and service base. First orders have been received for Sennebogen telescopic cranes, which are produced under license by Madal Palfinger S.A. and sold in Brazil.

Performance by product group

CRANES segment

In the first half, knuckleboom cranes benefited further from the shift in demand to higher performance classes and higher-grade fittings. The digital tachometer and the new emission standards about to come into effect also had a positive impact on markets. Increased order intake outside of Europe is a result of the internationalization strategy. Despite the increase in production capacities at the end of last year, growing order intake will necessitate further increases and reinforced sourcing initiatives this year.

Development of EPSILON sales was particularly positive in Germany, Great Britain, Austria, Spain, and France. Macroeconomic conditions in the timber and recycling industries are favorable, resulting in an outstanding market situation for EPSILON at an optimal time. The product range featuring a high degree of modularity is now complete and features state-of-the-art technology superior to that of the competition. In addition, eight models of the new offroad generation were presented to the public at "INTERFORST" trade fair in Munich at the beginning of July. With these products, EPSILON enters another segment of timber loading.

During the first half of 2006, revenue in the CRANES segment rose by 10.8 percent to EUR 202.1m. EBIT increased by 6.4 percent to EUR 42.0m.

Hydraulic Systems und Services

The Hydraulic Systems und Services segment recorded revenue growth of 21.6 percent to EUR 86.9m and a far-reaching increase of market shares. Earnings achieved of EUR –3.0m in the first half marked a slight decrease compared to the previous-year period.

The PALIFT division succeeded in stabilizing its output over the course of the first half. Measures to improve efficiency and effectiveness were reinforced together with the new management team on location in France, and are beginning to show first effects.

Developments in the TAILIFT area are marked by the integration of RATCLIFF and concentration of development expertise in Great Britain. Challenging market conditions in Great Britain are met by the experienced local management team of Ratcliff Palfinger Ltd. with measures necessary to stabilize profitability.

While order books in the RAILWAY division were marked by smaller projects in the first quarter of 2006, a major order of more than EUR 2.0m was received in April, enabling more exact planning and better capacity utilization.

Compared to previous year, the CRAYLER segment was marked by positive sales development, especially in Germany as the main market. In North America, further successes were recorded in key account business. Currently the focus of activities is on increasing effectiveness and thus profitability in the entire value chain, with the markets of North America and Europe as central points.

Activities in the BISON division were marked by further successive identification of rationalization potentials, the integration of the division's processes into PALFINGER, and further market development. PALFINGER's increasing entry into the aerial work platforms market has led to aggressive price behavior by competitors. Further efforts are underway to modularize equipment and to decrease assembly times.

Positive development of sales and reinforcement of PALFINGER's service drive are reflected by increased revenue in SERVICES generated by sales of spare parts. The go-live of the next e-claim development level is in line with internationalization and addresses suggestions made to the preliminary version.

Outlook

Based on the positive results of the first half and high order backlog, in the months ahead the Management Board anticipates further significant increases in revenue and earnings compared to the previous-year period, despite anticipated declines in order income owing to seasonal fluctuations.

Developments in the materials sector, capacity expansions, and application of potentials to improve the performance of hydraulic systems segment will be decisive challenges.

From today's point of view, management expects another record in revenue and earnings for the 2006 financial year.

Balance sheet as of 30 June 2006

EUR'000	30 June 2006	31 Dec 2005	30 June 2005
ASSETS			
Non-current assets			
Property, plant, and equipment	92,622	90,052	85,873
Intangible assets	32,058	33,131	22,207
Investments	8,128	7,921	8,424
Other non-current assets	13,372	16,468	11,833
	146,180	**147,572**	**128,337**
Current assets			
Inventories	110,938	99,578	107,956
Receivables and other current assets	113,963	99,887	102,777
Cash and cash equivalents	22,097	1,554	4,388
	246,998	**201,019**	**215,121**
Total assets	**393,178**	**348,591**	**343,458**
EQUITY AND LIABILITIES			
Capital and reserves			
Issued capital	18,568	18,568	18,568
Capital reserves	53,757	53,757	53,757
Retained earnings	110,996	78,505	81,193
Valuation reserves for financial instruments	86	(1,955)	(2,102)
Foreign currency translation reserve	(5,728)	(4,495)	(5,124)
Consolidated net profit for the year	28,450	48,143	27,513
Minority interests	7,234	5,477	4,257
	213,363	**197,999**	**178,062**
Non-current liabilities			
Non-current financial liabilities	35,960	14,720	15,874
Non-current provisions	15,462	14,928	14,162
Other non-current liabilities	4,689	4,837	4,697
	56,111	**34,485**	**34,733**
Current liabilities			
Current financial liabilities	12,139	24,649	21,748
Current provisions	35,020	33,121	38,266
Other current liabilities	76,545	58,337	70,649
	123,704	**116,107**	**130,663**
Total equity and liabilities	**393,178**	**348,591**	**343,458**

Income statement

EUR'000	Q2 1/4 – 30/6 2006	Q2 1/4 – 30/6 2005	HY 1/1– 30/6 2006	HY 1/1 – 30/6 2005
Revenue	**148,896**	**132,117**	**289,004**	**253,853**
Changes in inventories and own work capitalized	(751)	18,397	12,224	14,525
Own work capitalized	44	83	67	140
Other operating income	2,815	2,662	4,586	4,589
Materials and services	(77,171)	(86,474)	(160,972)	(146,053)
Staff costs	(29,543)	(25,793)	(60,866)	(52,070)
Depreciation and amortization expense	(3,543)	(2,684)	(6,762)	(5,284)
Other operating expenses	(19,200)	(18,181)	(38,266)	(32,467)
Profit from operations (EBIT)	**21,547**	**20,126**	**39,015**	**37,233**
Income from investments	832	1,040	1,576	1,617
Interest and other financial expenses	(801)	(828)	(1,566)	(1,478)
Net finance cost	**31**	**212**	**10**	**139**
Profit before tax	**21,578**	**20,339**	**39,025**	**37,372**
Income tax expense	**(4,733)**	**(5,127)**	**(8,818)**	**(8,724)**
Profit after tax	**16,845**	**15,212**	**30,207**	**28,648**
Minority interests	(942)	(535)	(1,757)	(1,136)
Consolidated net profit for the year	**15,903**	**14,677**	**28,450**	**27,512**

EUR		
Earnings per share (undiluted)	3.23	3.14
Earnings per share (diluted) 1)	–	–
Average number of shares in issue (undiluted)	8,816,892	8,808,321
Average number of shares in issue (diluted) 1)	–	–

1) There were no outstanding issues of convertible bonds as of 30 June 2006; the undiluted earnings per share are the same as the diluted earnings per share.

Cash flow statement

EUR'000	1/1 - 30/6/2006	1/1 - 30/6/2005
Profit before tax	**37,657**	**37,552**
Cash flows from operating activities	33,267	16,162
Cash flows from investing activities	(6,101)	(8,145)
Free cash flow	28,339	10,405
Cash flows from financing activities	(6,622)	(11,834)
Total cash flows	**20,544**	**(3,817)**
Changes in funds		
Cash and cash equivalents at beginning of the period	1,554	8,205
Cash and cash equivalents at end of the period	22,098	4,388
	20,544	**(3,817)**

Statement of changes in equity

EUR'000	Share capital	Capital reserves	Retained earnings	Valuation reserves for financial instruments acc. to IAS 39	Foreign currency translation reserve	Consolidated net profit for the year	Minority interest	Total
At 31 December 2004	**18,568**	**53,757**	**62,118**	**1,298**	**(6,208)**	**27,391**	**3,036**	**159,960**
Dividends 2004	0	0	0	0	0	(9,689)	0	(9,689)
Profit carry forward from 2004	0	0	17,702	0	0	(17,702)	0	0
Reserve for own shares	0	0	56	0	0	0	0	56
Valuation of stock options IFRS	0	0	110	0	0	0	0	110
Profit after tax 31 December 2005	0	0	0	0	0	48,143	2,351	50,494
Earnings-neutral value changes in financial instruments	0	0	0	(3,253)	0	0	0	(3,253)
Adjustment acc. to IFRS 19	0	0	(985)	0	0	0	0	(985)
Other changes in equity	0	0	(497)	0	1,713	0	90	1,306
At 31 December 2005	**18,568**	**53,757**	**78,504**	**(1,955)**	**(4,495)**	**48,143**	**5,477**	**197,999**
At 31 December 2005	**18,568**	**53,757**	**78,504**	**(1,955)**	**(4,495)**	**48,143**	**5,477**	**197,999**
Dividends 2005	0	0	0	0	0	(15,862)	0	(15,862)
Profit carry forward from 2005	0	0	32,281	0	0	(32,281)	0	0
Valuation of stock options IFRS	0	0	262	0	0	0	0	262
Profit after tax at 30 June 2006	0	0	0	0	0	28,450	1,757	30,207
Earnings-neutral value changes in financial instruments	0	0	0	2,041	0	0	0	2,041
Adjustment acc. to IFRS 19	0	0	(36)	0	0	0	0	(36)
Other changes in equity	0	0	(15)	0	(1,233)	0	0	(1,248)
At 30 June 2006	**18,568**	**53,757**	**110,996**	**86**	**(5,728)**	**28,450**	**7,234**	**213,363**

Segment reporting

EUR'000	Europe / Rest of the World		North / South America	
Primary segmentation	**HY1 2006**	**HY1 2005**	**HY1 2006**	**HY1 2005**
Revenue	255,342	223,149	33,662	30,704
EBIT	38,272	35,803	743	1,430

EUR'000	Cranes		Hydraulic Systems	
Secondary segmentation	**HY1 2006**	**HY1 2005**	**HY1 2006**	**HY1 2005**
Revenue	202,121	182,431	86,883	71,422
EBIT	41,965	39,435	(2,950)	(2,202)

Q2 2006

International Securities Identification Number (ISIN)	AT0000758305
Number of shares issued	9,283,750
Price at close on 30 June 2006	EUR 72.33
Earnings per share (HY1 2006)	EUR 3.23
Market capitalization as of 30 June 2006	EUR 671,493,638

PALFINGER AG share price (indexed)



130 %
125 %
120 %
115 %
110 %
105 %
100 %
95 %
90 %
1/1/2006
31/3/2006
30/6/2006
PALFINGER AG
ATX

Investor Relations

Hannes Roither
Phone +43 (0) 662 4684 ext. 2260, Fax +43 (0) 662 4684 ext. 2280
h.roither@palfinger.com, www.palfinger.com

2006/2007 Financial Calendar

10 November 2006	Publication of the results for the 3rd quarter of 2006
28 February 2007	Press conference on 2006 financial statements
28 March 2007	Annual General Meeting
8 May 2007	Publication of the results for the 1st quarter of 2007
8 August 2007	Publication of the results for the 1st half of 2007
8 November 2007	Publication of the results for the 3rd quarter of 2007

Rounding of individual items and percentages in the interim report may result in minor mathematical differences.

PALFINGER

Bericht über das 1. Halbjahr 2006

Wir wachsen immer noch.



PALFINGER

Kennzahlen von Palfinger [1)]

in TEUR	1. HJ 2006	1. HJ 2005	1. HJ 2004	1. HJ 2003	1. HJ 2002
GuV-Ergebnisse					
Umsätze	289.004	253.853	190.604	166.822	165.765
EBITDA	45.777	42.517	22.858	20.911	20.763
EBITDA Marge	15,8 %	16,7 %	12,0 %	12,5 %	12,5 %
Operatives Ergebnis (EBIT)	39.015	37.233	17.168	14.964	14.921
EBIT Marge	13,5 %	14,7 %	9,0 %	9,0 %	9,0 %
Unversteuertes Ergebnis	39.025	37.372	16.012	14.427	13.556
Konzernergebnis	28.450	27.513	11.081	9.597	8.439
Bilanz					
Bilanzsumme	393.178	343.458	297.229	278.757	292.990
Langfristiges Vermögen	146.180	128.337	115.776	117.230	130.152
Verbindlichkeiten	179.815	165.397	155.790	145.499	165.497
Eigenkapital	213.363	178.062	141.438	131.645	127.493
Eigenkapital in Prozent des Gesamtkapitals	54,3 %	51,8 %	47,6 %	47,2 %	43,5 %
Nettofinanzverschuldung	23.271	30.788	32.853	45.735	62.925
Gearing	10,9 %	17,3 %	23,2 %	34,7 %	49,4 %
Cashflow und Investitionen					
Cashflow aus dem operativen Bereich	33.267	16.162	12.490	18.002	20.849
Free Cashflow	28.339	10.405	7.464	13.777	14.906
Investitionen in Sachanlagen	7.382	6.321	4.988	6.206	6.008
Abschreibungen	6.762	5.284	5.690	5.947	5.842
MitarbeiterInnen					
Mitarbeiterstand im Periodendurchschnitt 2)	3.388	2.911	2.464	2.268	2.273
Wertschaffung					
Net Working Capital (Stichtag)	93.184	82.958	60.480	65.327	66.319
Capital Employed (Stichtag)	238.118	208.850	174.666	177.611	190.418

1) Auf Grund der Anpassungen gem. IFRS 3 wurden die Berichtsdaten der Vorjahre angepasst.
2) Konsoldierte Konzernunternehmen ohne Equity-Beteiligungen sowie ohne Lehrlinge, Leiharbeiter und ohne geringfügig Beschäftigte.

Titelfoto: **Olaf Mulder,** Palfinger Händler in Spanien

Wirtschaftliches Umfeld

Das Wachstum der Weltwirtschaft, die Beschleunigung des Produktionswachstums von Gütern und Dienstleistungen sowie das Wachstum der globalen Exporttätigkeit haben sich im 1. Halbjahr 2006 weiter fortgesetzt. Das betrifft praktisch alle Weltregionen, vor allem jedoch Nordamerika sowie Asien und dort wiederum hauptsächlich Japan, China und Indien.

In der Eurozone beschleunigte sich das Wirtschaftswachstum ebenfalls; in Deutschland auch durch Vorzieheffekte als Reaktion auf die Steuererhöhung im nächsten Jahr.

In Brasilien hat vor allem die Förderung des Konsums durch eine starke Währung und die sinkende Inflationsrate die Konjunktur belebt.

Der US-Dollar verlor gegenüber dem Euro weiterhin leicht; der EUR / US-Dollar Kurs stieg im 2. Quartal deutlich über 1,25 und näherte sich 1,28. Der Brasilianische Real zeigte deutliche Schwankungen und stieg zum Euro von 2,7 auf 2,8.

Nach sehr erfolgreichen ersten vier Monaten hat auf den Aktienmärkten eine Korrektur stattgefunden. Als Gründe dafür werden die zunehmende Inflationsangst, die schwächeren US-Konjunkturdaten und die hohen Rohstoffpreise gesehen.

Seit Jänner 2005 ist der Rohölpreis über 60 Prozent auf fast 75 US-Dollar pro Barrel gestiegen. Experten sehen bereits Preise von über 90 US-Dollar pro Barrel bis Jahresende voraus. Auch ist die Nachfrage nach Rohstoffen seitens China unverändert hoch. Die Inflationsrate lag in der Eurozone mit Ende Juni bei 2,5 Prozent und somit weit über der Zielmarke von 2 Prozent. Zinserhöhungen sollen die inflationären Tendenzen eindämmen. Während für die US-Notenbank der Zinsgipfel bald erreicht sein dürfte, wird die europäische Notenbank die Zinsen in nächster Zeit voraussichtlich mehrmals anheben.

Entwicklung von PALFINGER

„Wir sind ein großes Stück gewachsen!" Dieses Motto des Geschäftsberichtes 2005 trifft auch auf das 2. Quartal und auf das gesamte 1. Halbjahr 2006 zu. Der Umsatz stieg in den ersten beiden Quartalen um 35,2 Mio EUR bzw. 13,8 Prozent auf 289,0 Mio EUR. Nach der Verdoppelung des EBIT im Vorjahr auf 37,2 Mio EUR wurde dieser Wert mit 39,0 Mio EUR nochmals übertroffen, was einer EBIT Marge von 13,5 Prozent entspricht. Damit ist das 1. Halbjahr 2006 das bisher erfolgreichste in der Unternehmensgeschichte.

Vor allem im Segment KRANE profitierte PALFINGER von den positiven wirtschaftlichen Rahmenbedingungen. Vom Umsatzzuwachs um 35,2 Mio EUR entfallen 13,1 Mio EUR auf die Akquisition Ratcliff Palfinger Ltd. im 3. Quartal des Vorjahres.

Getragen wird der Erfolg im 1. Halbjahr vom Stammgeschäft KRANE in Europa und von der hohen Auslastung in den Produktionsbereichen. Engpässe in der Materialverfügbarkeit verhinderten ein noch besseres Ergebnis. Die im Laufe des Vorjahres gestiegenen Rohmaterialpreise in Kombination mit der selektiven und verzögerten Marktweitergabe dämpften die Margen im Segment KRANE. Verlagerungen zu den höheren Leistungsklassen haben das Ergebnis positiv beeinflusst. Der Schwerpunkt liegt weiterhin vor allem auf der Erhöhung von Effizienz und Effektivität der Prozessabläufe und damit auf der Steigerung der Profitabilität in allen Areas und Produktdivisionen.

in TEUR **Geschäftsentwicklung / Umsatz**


1. HJ 2006
1. HJ 2005
1. HJ 2004
289.004
253.853
190.604
0
50.000
100.000
150.000
200.000
250.000
300.000

Der erzielte Rekorderlös basiert auf der konsequenten Umsetzung der Internationalisierungs-, Diversifikations- und Innovationsstrategie. Das ertragreiche Krangeschäft von PALFINGER in Europa, geprägt durch hohe Leistungsklassen und Ausrüstungsvarianten, wird durch das Wachstum in Nordamerika und die zunehmende Marktdurchdringung der PALFINGER Kranreihe in Südamerika verstärkt. In Brasilien ist das 1. Halbjahr durch Ferien und Karneval saisonbedingt schwächer. In Osteuropa und Skandinavien wurde ein überproportionales Wachstum erzielt. Auch EPSILON setzte den eingeschlagenen Wachstumskurs erfolgreich fort; zuletzt mit der zukunftsweisenden Präsentation von acht neuen Kranmodellen für Forwarder- und Rückefahrzeuge im Offroad Segment. Der Bereich Services steigerte Erlös und Ergebnis gegenüber dem Vorjahr deutlich. Nahezu alle Produktbereiche trugen zum Umsatzwachstum bei.

in TEUR **Geschäftsentwicklung / EBIT**


1. HJ 2006
1. HJ 2005
1. HJ 2004
39.015
37.233
17.168
0
10.000
20.000
30.000
40.000

Die hervorragende Entwicklung der Auftragseingänge hat neben den Beschränkungen bei der Materialverfügbarkeit in einzelnen Werken neuerlich zu Engpässen in der Kapazität geführt. Investitionen steuern dieser Entwicklung entgegen. Gleichzeitig wurden die Global Sourcing Initiative weiter verstärkt, mit der PALFINGER RAP („Rapid Processing") Philosophie die Lean-Aktivitäten intensiviert sowie die strategischen Projekte und Initiativen im Programm E² zur Effizienz- und Effektivitätssteigerung gebündelt. Die Neuorganisation des Managements in Nordamerika, der Area Asia & Pacific und bei Guima Palfinger trug wesentlich zur positiven Entwicklung bei.

Vermögens-, Finanz- und Ertragslage

Die Entwicklung der Vermögens-, Finanz- und Ertragslage von PALFINGER war auch im 1. Halbjahr 2006 maßgeblich durch Umsatzsteigerung und hohe Auslastung in den Produktionsbereichen gekennzeichnet.

Im Vergleich zum Vorjahreszeitraum konnte der Umsatz um 35,2 Mio EUR auf 289,0 Mio EUR gesteigert werden. Auf Grund dieser Steigerung sowie unter Berücksichtigung der Einbeziehung von Ratcliff Palfinger Ltd. ab 1.8.2005 erhöhte sich das Net Working Capital auf 93,2 Mio EUR (6/2005: 83,0 Mio EUR; 12/2005: 88,2 Mio EUR). Die Investitionen in das Sachanlagevermögen von 7,4 Mio EUR betrafen infolge der Produktionssteigerungen vor allem erforderliche Kapazitätserweiterungs- bzw. Rationalisierungsinvestitionen. Das Capital Employed betrug zum Stichtag 238,1 Mio EUR (6/2005: 208,9 Mio EUR; 12/2005: 233,7 Mio EUR).

Die operative und finanzielle Stärke von PALFINGER spiegelt sich in der Cashflow-Rechnung sowie in der Gearing Ratio wider. Im Berichtszeitraum betrug der operative Cashflow 33,3 Mio EUR nach 16,2 Mio EUR im Vergleichszeitraum des Vorjahres. Neben den cashwirksamen Investitionen von 6,1 Mio EUR wurde auch die Dividendenzahlung in der Höhe von 15,9 Mio EUR finanziert. Der Free Cashflow betrug 28,3 Mio EUR nach 10,4 Mio EUR im Vorjahresquartal. Die Gearing Ratio erreicht mit 10,9 Prozent wiederum einen historischen Tiefststand (6/2005: 17,3 Prozent; 12/2005: 18,1 Prozent) und unterstreicht mit der Eigenkapitalquote von 54,3 Prozent unterstreicht die Finanzkraft von PALFINGER als Basis für eine erfolgreiche Fortsetzung des profitablen Wachstumskurses.

Weitere Ereignisse

In Österreich wurde mit GPS Reloaded die Verschmelzung von Palfinger Europe GmbH und Palfinger Produktionstechnik GmbH umgesetzt.

In Asien wurde in Singapur die Palfinger Asia Pacific Pte. Ltd. gegründet.

Im 1. Halbjahr begann die Umsetzung des Stahlbauprojektes im Werk Lengau / Österreich und der Ausbau von Cherven Brjag in Bulgarien. Investitionen zur Kapazitätserweiterung – allen voran ein neues Großteilezentrum in Marburg / Slowenien – wurden vorangetrieben. Die Erweiterungs- und Rationalisierungsinvestitionen werden Prozesssicherheit, Prozessqualität und Flexibilität erhöhen. Im Rahmen von RAP / Lean-Initiativen wurde die Mitarbeiterentwicklung besonders gefördert.

Die Betreuung der Investoren wurde auch im 2. Quartal 2006 konsequent fortgesetzt. Hierzu zählten Roadshows in Europa und Nordamerika. Zahlreiche Conference Calls mit Investoren und Analysten unterstreichen das Interesse an der PALFINGER Aktie. Der Kurs ist seit Jahresbeginn um 13 Prozent auf 72,33 EUR Ende Juni gestiegen.

Für die gute Performance und den Geschäftsbericht 2005 erhielt PALFINGER mehrfach Auszeichnungen. Für die gute Performance und den Geschäftsbericht 2005 erhielt PALFINGER mehrfach Auszeichnungen, wie beim 2005 Vision Award der League of American Communications Professionals (LACP), beim Annual Report Competition Award (ARC) der MerComm Inc. und dem Shareholder Value Award des Wirtschaftsmagazins FORMAT. Der Nachhaltigkeitsbericht 2005 wurde im Juli veröffentlicht.

Geschäftsentwicklung nach Regionen

Das Segment **Europa und Rest der Welt** ist weiterhin maßgeblich an der positiven Entwicklung von PALFINGER beteiligt. Die bevorstehende Umstellung der EURO 3 auf die EURO 4 Lkw-Norm im Oktober 2006 und die Einführung des digitalen Tachos in Europa waren zusammen mit der Wirtschaftsentwicklung in den für PALFINGER relevanten Branchen die treibenden Kräfte. Während staatliche Vergünstigungen die raschere Umstellung von Lkw bis hin zu EURO 5 (gilt ab Oktober 2009) im Fernverkehr stützen und die höheren Kosten relativieren, profitieren die PALFINGER Produkte im Nahverkehr von den vermehrten Lkw-Bestellungen auf EURO 3 Basis. Hervorzuheben sind in diesem Zusammenhang die Märkte in Deutschland, Skandinavien und Osteuropa.

Besonders erfolgreich beim Umsatzwachstum waren in Europa Spanien, Frankreich, Deutschland, Schweden sowie Dänemark. In diesen Ländern bestimmen weiterhin die KRAN und EPSILON Produkte den Geschäftserfolg.

Der Umsatz dieses Segmentes stieg gegenüber dem Vergleichszeitraum des Vorjahres von 223,1 Mio EUR um 14,4 Prozent auf 255,3 Mio EUR. Das EBIT konnte um 6,9 Prozent gegenüber dem Vorjahr auf 38,3 Mio EUR gesteigert werden. Gestiegene Materialkosten sowie Investitionen in Prozesssicherheit, Flexibilität und Diversifikation reduzierten die EBIT Marge von 16 Prozent auf 15 Prozent.

Im Segment **Nord- und Südamerika** stiegen die Umsätze um 9,6 Prozent von 30,7 Mio EUR auf 33,7 Mio EUR. Vor allem die Stärkung des Brasilianischen Reals um 25 Prozent und die Verkaufserfolge des Krangeschäftes in Nordamerika beeinflussten die Entwicklung positiv. Nach einem negativen Ergebnis im 2. Halbjahr 2005 wurde in diesem Bereich mit einem EBIT von 0,7 Mio EUR im 1. Halbjahr 2006 wieder ein positiver Ergebnisbeitrag erzielt.

In Nordamerika sind die erfolgreiche Marktdurchdringung in Mexiko durch die neue Händlerstruktur sowie die positiven Effekte des Marktwachstums in den USA – unter anderem auch durch die bevorstehende Umstellung auf den US 07 Standard, kombiniert mit einer verstärkten Händler- und Key Account-Betreuung – hervorzuheben.

In Südamerika wurde die Marktakzeptanz der PALFINGER Kranreihen weiter ausgebaut und das Stabilisierungs- bzw. Optimierungsprogramm konsequent fortgesetzt. Sao Paolo / Brasilien ist nun zentraler Vertriebs- und Servicestützpunkt. Für Sennebogen Teleskopkrane, die in Lizenz von Madal Palfinger S.A. erzeugt und in Brasilien verkauft werden, sind erste Aufträge eingegangen.

Geschäftsentwicklung nach Produktgruppen

Segment KRANE

Die Knickarmkrane profitierten im 1. Halbjahr weiter von der Verlagerung der Nachfrage zu höheren Leistungsklassen und hochwertigeren Ausstattungen. Der digitale Tacho sowie die bevorstehende Umstellung auf die neuen Abgasnormen belebten den Markt zusätzlich. Vermehrte Auftragseingänge außerhalb Europas sind das Ergebnis der Internationalisierungsstrategie. Trotz der zum Ende des Vorjahres erhöhten Produktionskapazitäten müssen diese aufgrund des positiven Auftragseinganges in diesem Jahr weiter erhöht und verstärkt Sourcinginitiativen gesetzt werden.

Für EPSILON entwickelte sich der Absatz in Deutschland, Großbritannien, Österreich, Spanien und Frankreich besonders erfreulich. Die makroökonomischen Rahmenbedingungen in der Holz- und Recyclingbranche sind günstig. Die ausgezeichnete Marktsituation kommt für EPSILON zum optimalen Zeitpunkt: Die extrem modular aufgebaute Produktreihe ist komplett und technisch überlegen. Zusätzlich wurden Anfang Juli auf der „INTERFORST" in München acht Modelle der neuen Offroad Generation der Öffentlichkeit präsentiert. Mit ihr steigt EPSILON in ein weiteres Segment der Holzverladung ein.

Die Umsätze im Segment KRANE konnten im 1. Halbjahr um 10,8 Prozent auf 202,1 Mio EUR gesteigert werden. Das EBIT stieg um 6,4 Prozent auf 42,0 Mio EUR.

Segment Hydraulische Systeme und Services

Das Segment Hydraulische Systeme und Services verzeichnete einen Umsatzzuwachs von 21,6 Prozent auf 86,9 Mio EUR und massive Marktanteilsgewinne. Im 1. Halbjahr wurde ein Ergebnis von -3,0 Mio EUR erzielt, das einer leichten Verschlechterung gegenüber dem Vorjahr entspricht.

Die PALIFT Division stabilisierte im Laufe des 1. Halbjahres ihren Output. Gemeinsam mit der neuen französischen Führung vor Ort werden die Effizienz- und Effektivitätssteigerung vorangetrieben. Erste Erfolge sind bereits zu verzeichnen.

Bei den TAILIFT Produkten ist die Integration von RATCLIFF und die Konzentration der Entwicklungskompetenz in Großbritannien hervorzuheben. Den schwierigen Marktbedingungen in Großbritannien begegnet die erfahrene Führungsmannschaft von Ratcliff Palfinger Ltd. mit notwendigen Maßnahmen zur Stabilisierung der Profitabilität.

Nachdem bei RAILWAY im 1. Quartal kleinere Projekte im Vordergrund gestanden sind, konnte im April ein Großauftrag über mehr als 2,0 Mio EUR abgeschlossen werden. Das erlaubt eine exaktere Planung und eine bessere Auslastung der Kapazitäten.

Im Produktbereich CRAYLER entwickelten sich die Verkaufsstückzahlen in Europa – vor allem im Hauptmarkt Deutschland – gegenüber dem Vorjahr erfreulich. In Nordamerika wurden im Key-Account Geschäft weitere Erfolge erzielt. In der laufenden Periode konzentriert sich die Aufmerksamkeit auf die Effektivitäts- und damit Profitabilitätssteigerung der gesamten Wertschöpfungskette mit dem Fokus auf Nordamerika und Europa.

Die Geschäftstätigkeit im Bereich BISON stand im Zeichen der fortgesetzten sukzessiven Identifizierung von Rationalisierungspotenzialen, der Integration der Prozesse bei PALFINGER und des Marktaufbaues. Auf den verstärkten Eintritt von PALFINGER in das Geschäftsfeld der Hubarbeitsbühnen reagierte der Mitbewerb mit einer aggressiven Preisgestaltung. An der Modularisierung der Geräte und an der Senkung der Assemblierungszeiten wird verstärkt gearbeitet.

Im Bereich SERVICES spiegeln sich die positive Absatzentwicklung und das erweiterte Serviceangebot von PALFINGER in den gesteigerten Umsätzen mit Ersatzteilen wider. Der Go-Live einer weiteren e-claim Entwicklungsstufe steht im Einklang mit der Internationalisierung und den Anregungen zur Vorläuferversion.

Ausblick

Auf Basis des erfolgreichen 1. Halbjahres sowie des hohen Auftragsbestandes erwartet das Management trotz des absehbar saisonbedingt schwächeren Auftragseinganges in den folgenden Monaten eine weitere deutliche Umsatz- und Ergebnissteigerung im Vergleich zur Vorjahresperiode.

Für das Gesamtjahr sind die Entwicklung am Materialsektor, die Kapazitätserweiterungen und die Nutzung der Potenziale zur Ergebnisverbesserung bei den Hydraulischen Systemen die bestimmenden Herausforderungen.

Aus heutiger Sicht wird für das Geschäftsjahr 2006 wieder einen Rekord bei Umsatz und Ergebnis erwartet.

Bilanz zum 30.6.2006

in TEUR	30.6.2006	31.12.2005	30.6.2005
AKTIVA			
Langfristiges Vermögen			
Sachanlagen	92.622	90.052	85.873
Immaterielle Vermögensgegenstände	32.058	33.131	22.207
Beteiligungen	8.128	7.921	8.424
Übriges langfristiges Vermögen	13.372	16.468	11.833
	146.180	**147.572**	**128.337**
Kurzfristiges Vermögen			
Vorräte	110.938	99.578	107.956
Kurzfristige Forderungen und sonstiges kurzfristiges Vermögen	113.963	99.887	102.777
Kassenbestand und kurzfristige Finanzmittel	22.097	1.554	4.388
	246.998	**201.019**	**215.121**
Summe Aktiva	**393.178**	**348.591**	**343.458**
PASSIVA			
Eigenkapital			
Grundkapital	18.568	18.568	18.568
Kapitalrücklagen	53.757	53.757	53.757
Gewinnrücklagen	110.996	78.505	81.193
Bewertungsrücklage für Financial Instruments	86	-1.955	-2.102
Ausgleichsposten aus der Währungsumrechnung	-5.728	-4.495	-5.124
Konzernergebnis	28.450	48.143	27.513
Anteile anderer Gesellschafter	7.234	5.477	4.257
	213.363	**197.999**	**178.062**
Langfristige Verbindlichkeiten			
Langfristige Finanzverbindlichkeiten	35.960	14.720	15.874
Langfristige Rückstellungen	15.462	14.928	14.162
Übrige langfristige Verbindlichkeiten	4.689	4.837	4.697
	56.111	**34.485**	**34.733**
Kurzfristige Verbindlichkeiten			
Kurzfristige Finanzverbindlichkeiten	12.139	24.649	21.748
Kurzfristige Rückstellungen	35.020	33.121	38.266
Übrige kurzfristige Verbindlichkeiten	76.545	58.337	70.649
	123.704	**116.107**	**130.663**
Summe Passiva	**393.178**	**348.591**	**343.458**

Gewinn- und Verlustrechnung

in TEUR	Q2 1.4.-30.6. 2006	Q2 1.4.-30.6. 2005	HJ 1.1.-30.6. 2006	HJ 1.1.-30.6. 2005
Umsatzerlöse	**148.896**	**132.117**	**289.004**	**253.853**
Bestandsveränderungen	-751	18.397	12.224	14.525
Aktivierte Eigenleistungen	44	83	67	140
Sonstige betriebliche Erträge	2.815	2.662	4.586	4.589
Materialaufwand und Aufwand für bezogene Leistungen	-77.171	-86.474	-160.972	-146.053
Personalaufwand	-29.543	-25.793	-60.866	-52.070
Abschreibungen auf Sachanlagen und immaterielle Vermögensgegenstände	-3.543	-2.684	-6.762	-5.284
Sonst. betriebliche Aufwendungen	-19.200	-18.181	-38.266	-32.467
Operatives Ergebnis (EBIT)	**21.547**	**20.126**	**39.015**	**37.233**
Beteiligungsergebnis	832	1.040	1.576	1.617
Zins- und sonstiges Finanzergebnis	-801	-828	-1.566	-1.478
Finanzergebnis	**31**	**212**	**10**	**139**
Unversteuertes Ergebnis	**21.578**	**20.339**	**39.025**	**37.372**
Ertragssteuer	**-4.733**	**-5.127**	**-8.818**	**-8.724**
Versteuertes Ergebnis	**16.845**	**15.212**	**30.207**	**28.648**
Anderen Gesellschaftern zustehendes Ergebnis	-942	-535	-1.757	-1.136
Konzernergebnis	**15.903**	**14.677**	**28.450**	**27.512**

in EUR		
Gewinn pro Aktie (unverwässert)	3,23	3,14
Gewinn pro Aktie (verwässert) [1]	–	–
Durchschnittlich im Umlauf befindliche Aktien (unverwässert)	8.816.892	8.808.321
Durchschnittlich im Umlauf befindliche Aktien (verwässert) [1]	–	–

1) Es bestehen per 30.6.2006 keine offenen Wandelschuldverschreibungen; das unverwässerte Ergebnis pro Aktie entspricht dem verwässerten Ergebnis pro Aktie.

Kapitalflussrechnung

in TEUR	1.1.-30.6.2006	1.1.-30.6.2005
Unversteuertes Ergebnis	**37.657**	**37.552**
Cashflow aus dem operativen Bereich	33.267	16.162
Cashflow aus dem Investitionsbereich	-6.101	-8.145
Free Cashflow	28.339	10.405
Cashflow aus dem Finanzierungsbereich	-6.622	-11.834
Cashflow gesamt	**20.544**	**-3.817**
Fondsveränderung		
Stand liquider Mittel am Anfang der Berichtsperiode	1.554	8.205
Stand liquider Mittel am Ende der Berichtsperiode	22.098	4.388
	20.544	**-3.817**

Entwicklung des Eigenkapitals

in TEUR

	Grundkapital	Kapitalrücklagen	Gewinnrücklagen	Bewertungsrücklagen gem. IAS 39	Ausgleichsposten aus der Währungsumrechnung	Konzernergebnis	Anteile anderer Gesellschafter	Summe
Stand 31.12.2004	**18.568**	**53.757**	**62.118**	**1.298**	**-6.208**	**27.391**	**3.036**	**159.960**
Dividenden aus 2004	0	0	0	0	0	-9.689	0	-9.689
Ergebnisvortrag aus 2004	0	0	17.702	0	0	-17.702	0	0
Rücklage eigene Aktien	0	0	56	0	0	0	0	56
Stock Option Bewertung IFRS	0	0	110	0	0	0	0	110
Versteuertes Ergebnis 31.12.2005	0	0	0	0	0	48.143	2.351	50.494
Ergebnisneutrale Wertänderung von Finanzinstrumenten	0	0	0	-3.253	0	0	0	-3.253
IFRS 19 SKR	0	0	-985	0	0	0	0	-985
Übrige Veränderungen	0	0	-497	0	1.713	0	90	1.306
Stand 31.12.2005	**18.568**	**53.757**	**78.504**	**-1.955**	**-4.495**	**48.143**	**5.477**	**197.999**
Stand 31.12.2005	**18.568**	**53.757**	**78.504**	**-1.955**	**-4.495**	**48.143**	**5.477**	**197.999**
Dividenden aus 2005	0	0	0	0	0	-15.862	0	-15.862
Ergebnisvortrag aus 2005	0	0	32.281	0	0	-32.281	0	0
Stock Option Bewertung IFRS	0	0	262	0	0	0	0	262
Versteuertes Ergebnis 30.6.2006	0	0	0	0	0	28.450	1.757	30.207
Ergebnisneutrale Wertänderung von Finanzinstrumenten	0	0	0	2.041	0	0	0	2.041
IFRS 19 SKR	0	0	-36	0	0	0	0	-36
Übrige Veränderungen	0	0	-15	0	-1.233	0	0	-1.248
Stand 30.6.2006	**18.568**	**53.757**	**110.996**	**86**	**-5.728**	**28.450**	**7.234**	**213.363**

Segmentberichterstattung

in TEUR	Europa / Rest der Welt		Nord- / Südamerika	
Primärsegmentierung	**1. HJ 2006**	**1. HJ 2005**	**1. HJ 2006**	**1. HJ 2005**
Umsatz	255.342	223.149	33.662	30.704
EBIT	38.272	35.803	743	1.430

in TEUR	Krane		Hydraulische Systeme / Services	
Sekundärsegmentierung	**1. HJ 2006**	**1. HJ 2005**	**1. HJ 2006**	**1. HJ 2005**
Umsatz	202.121	182.431	86.883	71.422
EBIT	41.965	39.435	-2.950	-2.202

Anlagerelevante Kennzahlen

Q2 2006

International Securities Identification Number (ISIN)	AT0000758305
Anzahl der Aktien	9.283.750
Kurs per 30.6.2006	72,33 EUR
Gewinn je Aktie (1. HJ 2006)	3,23 EUR
Marktkapitalisierung per 30.6.2006	671.493.638 EUR

Entwicklung Aktienkurs PALFINGER AG



130 %
125 %
120 %
115 %
110 %
105 %
100 %
95 %
90 %
1.1.2006
31.3.2006
30.6.2006
PALFINGER AG
ATX

Investor Relations

Hannes Roither
Tel. +43 (0) 662 4684 DW 2260, Fax +43 (0) 662 4684 DW 2280
h.roither@palfinger.com, www.palfinger.com

Unternehmenskalender 2006/2007

10. November 2006	Veröffentlichung 3. Quartal 2006
28. Februar 2007	Bilanzpressekonferenz
28. März 2007	Hauptversammlung
8. Mai 2007	Veröffentlichung 1. Quartal 2007
8. August 2007	Veröffentlichung 1. Halbjahr 2007
8. November 2007	Veröffentlichung 3. Quartal 2007

Durch die kaufmännische Rundung von Einzelpositionen und Prozentangaben im Quartalsbericht kann es zu geringfügigen Rechendifferenzen kommen.